Exhibit 99.4

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Highlander Silver Corporation (“Highlander” or the “Company”)

2500 – 100 King Street W, P.O. Box #267

Toronto, ON M5X 1A9

2.	DATE OF MATERIAL CHANGE

January 7, 2025

3.	NEWS RELEASE

News release dated January 7, 2025, was disseminated through the facilities of Accesswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Highlander announced a new management team.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Highlander announced the appointment of Daniel Earle as President and Chief Executive Officer of the Company, effective immediately. He succeeds Richard Warke, Interim President and CEO, who will continue to serve on the Board of Directors alongside Messrs. Thomas Whelan, Jerrold Annett, Javier Toro and Federico Velásquez.

In addition to Mr. Earle, Highlander Silver has strengthened its management team with the appointments of Sunny Lowe as Chief Financial Officer, Federico Velasquez as President Peru, Sergio Gelcich as Vice President Exploration, Arun Lamba as Vice President Corporate Development, Purni Parikh as Senior Vice President Corporate Affairs, and Tom Ladner as General Counsel, also effective immediately.

Daniel Earle Appointed President & CEO

Daniel Earle has over 20 years of experience in the mining sector and capital markets, most recently serving as the President and CEO of Solaris Resources. At Solaris, Mr. Earle led an award-winning team credited with revitalizing a dormant copper discovery in Ecuador and launching it into a secular bull market for copper. Solaris delivered rapid socioeconomic development and returns for its shareholders by advancing its flagship project to the development stage and growing it to ten-times its original size. Prior to joining Solaris in 2019, Mr. Earle was a Vice President and Director at TD Securities, covering the mining sector for more than 12 years. Mr. Earle is a graduate and scholar of the Lassonde Mineral Engineering Program at the University of Toronto.

Sunny Lowe Appointed Chief Financial Officer

Sunny Lowe has over 25 years of capital markets, finance, and international accounting, tax and risk management experience, most recently serving as the Chief Financial Officer of Solaris Resources, where Ms. Lowe was a driving force in the advancement of its flagship project and corporate development strategy. Prior to joining Solaris in 2021, Ms. Lowe was Chief Financial Officer for a South American gold exploration and development company where she was instrumental in its acquisition by an intermediate gold producer. Ms. Lowe has also previously served as Vice President, Finance, and Vice President, Internal Audit & Enterprise Risk Management for Kinross Gold. Ms. Lowe is a Chartered Professional Accountant and holds an MBA from the Schulich School of Business at York University.

Federico Velásquez Appointed President Peru

Federico Velásquez has over 20 years of experience in regulatory, permitting, government and community relations, with special expertise in relation to indigenous communities, most recently serving as President, Latin America at Solaris Resources. At Solaris, Mr. Velásquez was responsible for a precedent-setting corporate social responsibility strategy that included implementing full spectrum community development programs, signing Impacts and Benefits Agreements and cooperation agreements with local and regional communities, and advancing permitting to submit an Environmental Impact Assessment for the construction of the flagship project. Prior to joining Solaris in 2019, Mr. Velásquez was Director of Corporate Affairs-Global for Equinox Gold. Before that he spent more than 5 years leading corporate affairs and supporting the management of assets for Anglo American Metallurgical Coal - Canada & Australia.

Sergio Gelcich Appointed Vice President Exploration

Dr. Sergio Gelcich has over 25 years of experience leading the geological and technical aspects of exploration projects across the globe, most recently serving as the Vice President of Exploration for Cerrado Gold and Ascendant Resources. At Cerrado, Dr. Gelcich was responsible for overseeing the exploratory and Mineral Resource aspects of projects in South America. At Ascendant, Dr. Gelcich played a key role in updating economic studies and expanding the Lagoa Salgada polymetallic deposit in Portugal. Prior to this, Dr. Gelcich was the Director of Exploration for Hudbay Minerals, where he led the corporate geology and exploration team. He holds an Honours Bachelor of Science in Geology and a Master of Science in Geology from the Universidad de Chile, as well as a PhD in Geology from the University of Toronto.

Arun Lamba Appointed Vice President Corporate Development

Arun Lamba has over 15 years of experience in financial services and capital markets covering the mining sector, most recently serving as Vice President Corporate Development for Solaris Resources. Prior to joining Solaris in 2024, Mr. Lamba was a Senior Mining Analyst at TD Cowen, a leading North American investment bank, where he gained a wide range of analytical experience covering mining projects from early-stage exploration through feasibility and construction to production in both base and precious metals. Mr. Lamba is a Chartered Financial Analyst and completed an MBA at the Rotman School of Management at the University of Toronto and degrees in engineering and economics at Queen's University.

Purni Parikh Appointed Senior Vice President Corporate Affairs

Purni Parikh has over 25 years of public company experience in the mining sector including corporate affairs and finance, legal and regulatory administration, and governance. Ms. Parikh is President of the Augusta Group of Companies and Senior Vice President, Corporate Affairs of its member companies. Ms. Parikh obtained a Certificate in Business from the University of Toronto and a Gemology degree. Ms. Parikh holds the ICD.D designation from the Institute of Corporate Directors.

Tom Ladner Appointed General Counsel

Tom Ladner has over 10 years of securities legal and regulatory experience, most recently serving as the Vice President Legal at Solaris Resources since 2020, and General Counsel for the Augusta Group of Companies. Prior to joining the Augusta Group, Mr. Ladner practiced law in the Securities and Capital Markets group of a major Canadian law firm. Mr. Ladner has advised on multiple M&A transactions valued in excess of $1B and more than 30 public market financing transactions with an aggregate value of more than $1B. In 2024, Mr. Ladner was a finalist for both the Western Canada General Counsel Awards and the Canadian General Counsel Awards “Tomorrow’s Leader Award.” Mr. Ladner has his Honors in Business Administration with distinction from the Richard Ivey School of Business and his Juris Doctor from Western University.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

January 15, 2025

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